March 2, 2011

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
N-4 Post-Effective Amendment Nos. 11 and 12, 1933 Act File No. 333-140621
CIK No.:  0000356514
ACCESSION NUMBERS: 0001190903-10-001941 and 0001190903-11-000003

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of Post-Effective Amendment Nos. 11 and 12, filed November 5, 2010 and January 4, 2011, respectively, File No. 333-140621, together with all exhibits thereto ("the Registration Statements").

Nationwide's request is driven by the SEC staff's instruction to withdraw the registration statements and refile them.  Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.

Nationwide confirms that: (i) the Registration Statements have not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statements or the prospectuses incorporated therein; and (iii) no preliminary prospectuses contained in the Registration Statements have been distributed.

If you have any questions concerning this matter, please contact me at 614-249-8782.

Sincerely yours,

Nationwide Life Insurance Company

/s/JAMIE RUFF CASTO
Jamie Ruff Casto
Managing Counsel

cc: Ms. Rebecca Marquigny